UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 19, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, December 18, 2017.

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material fact. Section 72 and 73 Act no. 26,831. Regular Transactions with Related Parties.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A., in order to report that in its meeting held on December 14, 2017, the Board of Directors approved the following policies: (i) Policy for the establishment of economic conditions for the SPOT purchase of Natural Gas with Related Parties valid until April 30, 2018; (ii) Policy for LPG Sales Operations to Related Parties valid until December 31, 2017 and (iii) Policy for Sale and Resale of LPG and Natural Gasoline/Raw Gasoline to Related Parties applicable for the year 2018 (the “Policies”).

Prior to approval of the Policies, the Auditing Committee was requested to issue a report in compliance with section 72 of Act no. 26,831.

On December 14, 2017, after reviewing and analyzing the Policies, the Auditing Committee concluded that: “Based on the work carried out according to item III, with the purpose mentioned in item II, and considering the regulatory framework referred to in item I, in our opinion those transactions with related parties carried out according to the validity and the provisions set in the policies mentioned in item II, can be reasonably considered arm’s length transactions”.

The Auditing Committee’s report is available for consultation by accredited shareholders if so desired, at TGS’ principal office located at Don Bosco 3672 5th floor, City of Buenos Aires (Legal Department, Ms. Valeria Kappel extension 1211).

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: December 19, 2017